January 13, 2009

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

      Re: Innocap, Inc.
               Information Statement on Schedule 14C
               Filed October 15, 2008
               File No. 000-50612

Dear Dr. Schoomer:

      We have completed our review of your Information Statement on Schedule 14C and have no further comments at this time.

               Sincerely,

               Tom Kluck
               Legal Branch Chief

cc: Gary B. Wolff, Esq.
       Via facsimile (212) 644-6498